November 22, 2024

Amar Maletira
Chief Executive Officer
Rackspace Technology, Inc.
19122 US Highway 281N, Suite 128
San Antonio, Texas 78258

       Re: Rackspace Technology, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2023
           Filed March 15, 2024
           File No. 001-39420
Dear Amar Maletira:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Technology
cc:   Brian Janson